Physicians Remote Solutions, Inc.

64 Secretariat Court

 Tinton Falls, New Jersey 07724

January 16, 2007

Securities and Exchange Commission

Washington, D.C. 20549

   Re: Physicians Remote Solutions, Inc.

         Form SB-2

         File No. 333-131599

Dear Sir or Madam:

Request is hereby made for the acceleration of the effective date of our registration statement to 4 P.M. on January 16, 2007 or a soon as practicable thereafter.

This confirms that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Physicians Remote Solutions, Inc

By: /s/ Christopher LaRose

_______________________

Christopher LaRose, Chief Executive Officer.